EXHIBIT 1

JOINT FILING AGREEMENT

By this Agreement, the undersigned agree that this Statement on Schedule 13G being filed on or about this date, and any subsequent amendments thereto filed by any of us, with respect to the securities of R.V.B. Holdings Ltd. is being filed on behalf of each of us.

September 12, 2011

Rubin Zimmerman

/s/ Rubin Zim
By: Rubin Zimmerman

Itschak Shrem

/s/ Itschak Shrem
By: Itschak Shrem

S.R. Accord Ltd.

/s/ Itschak Shrem
By: Itschak Shrem Title: Chief Executive Officer